

December 9, 2011

George J. Zornada, Esq.
K&L Gates LLP
One Lincoln Street
Boston, MA 02111

> Re: Salient Midstream & MLP Fund
> File Nos. 333-177913 and 811-22626

Dear Mr. Zornada:

On November 10, 2011, you filed a registration statement on Form N-2 for Salient Midstream & MLP Fund (the "Fund"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

PROSPECTUS

Cover Page

1.   The paragraph captioned "Investment Strategies" states that the Fund will invest at least 80% of its total assets in securities of Midstream Companies and MLPs. The term MLPs, however, is defined in the Glossary (page ii) to include MLP Affiliates, which are structured as C Corporations, not master limited partnerships. Please explain to us why it is appropriate for C Corporations to be treated as MLPs for purposes of the Fund's 80% policy.

2.   Footnote (3) provides that SCA has agreed to pay offering costs "that exceed $[ ] per common share." Please include in footnote (3) an estimate of the following:

- the size of the offering in dollars and shares;
- the total offering costs in dollars and costs per share;
- the offering costs expected to be paid by SCA in dollars and costs per share; and
- the offering costs expected to be paid by the Fund in dollars and costs per share.

3.   The paragraph captioned "Distributions" states that the Fund expects to declare an initial Distribution approximately 45 to 60 days following completion of the offering and to pay an initial Distribution approximately 90 days after the completion of the offering. Disclosure in the next paragraph, captioned "Leverage," indicates that the Fund does not expect to be substantially invested in accordance with its investment objectives and policies until three to six months after completion of the offering. Please disclose that distributions made before the Fund is

substantially invested in accordance with its investment objectives and policies will primarily be returns of capital.

4.   The paragraph captioned "Leverage" states the Fund may use Financial Leverage through the use of bank debt and other forms of borrowings and issuance of senior securities or preferred shares. Please clarify what "other forms of borrowings" the Fund may engage in and what senior securities, other than preferred shares, may be issued.

5.   The paragraph captioned "Leverage" states that under normal market conditions the Fund will utilize Financial Leverage in an amount that represents approximately 25% of total assets. Please express this amount also as a percentage of net assets. This paragraph also states that the Fund may use Financial Leverage greater than 25% of total assets to the extent permitted by the Investment Company Act of 1940. Please state the limits of Leverage that would be permitted by the Investment Company Act. If the Fund has a current intent to use Financial Leverage during its first year of operations, please state what forms of leverage, and the amount of leverage, the Fund expects to use. If the Fund does not currently intend to use Financial Leverage in its first year of operations, please disclose that intent.

6.   The paragraph captioned "Option Strategy" states that the Fund expects to write covered calls to enhance current gains. Please also disclose that the use of covered calls would limit the Fund's capital appreciation with respect to securities on which covered calls are written.

Glossary of Key Terms (page ii)

7.   The term "General Partner MLPs" is defined to mean Master Limited Partnerships whose assets consist of interests of an affiliated Master Limited Partnership. Please clarify whether a General Partner MLP's interest will consist entirely of interests of a single affiliated Master Limited Partnership. Please also explain to us the purpose of this structure, including how an investment in a General Partner MLP would differ from a direct investment in the underlying Master Limited Partnership.

8.   We note that you have provided different definitions for the terms "Master Limited Partnerships" and "MLPs". Inasmuch as MLP is the common abbreviation for Master Limited Partnership, please use "MLPs" to refer only to Master Limited Partnerships.

9.   The term "Midstream Assets" is defined to mean "assets used in energy logistics." The term "energy logistics" appears to be technical business terminology that is likely to be unfamiliar to the typical investor. Please revise the definition without using technical terminology. *See* Rule 421(b) under the Securities Act of 1933. This section also states that "Midstream Assets" include assets used in distributing or marketing of certain energy products. On page 36 of the Prospectus, however, marketing and distributing are activities of "Downstream" companies. Please resolve this inconsistency as to whether marketing and distribution are activities of Midstream or Downstream companies.

Options, Covered Calls, Hedging and Other Strategies (Page 3)

10.   This section states that the Fund may engage in short sales but that the Fund does not intend "to have a net short position that exceeds 30% of our total assets." Please explain to us how a net short position is determined. Please consider disclosing an example of circumstances in which the Fund has a net short position equal to 30% of total assets. We may have additional comments after reviewing your response.

The Offering – Distributions (Page 7)

11.   This section indicates that a portion of the Fund's distributions may be returns of capital. Please disclose that while such distributions may not be immediately taxable, they will lower a shareholder's basis in the Fund and may result in higher taxes in the future.

Fees and Expenses (Page 16)

12.   Please revise the caption "Leverage costs" to "Interest Payments on Borrowed Funds". *See* Item 3.1 of Form N-2.

13.   Footnote (6) to the fee table indicates the Fund expects to use leverage through Indebtedness. Please confirm that the fee table includes an estimate of the expenses of *any* leverage the Fund expects to use during its first year of operations, including the issuance of debt and/or preferred shares.

Risk Factors – Derivatives Risk (Page 25)

14.   This section states that the Fund may purchase and sell various derivative investments. Please advise us whether derivative transactions will be used for meeting the Fund's policy to invest 80% of its total assets in securities of Midstream Companies and MLPs. If so, please explain to us how the Fund will value derivatives to meet its 80% policy. Similarly, please explain to us how the Trust will value derivatives for purposes of calculating total assets, which is the basis for determining the Adviser's fees. Please provide in your response letter an affirmative statement that the Fund will not use notional value of its derivative investments for purposes of its 80% policy or total assets.

15.   Inasmuch as the Fund may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Description of Midstream Companies (Page 36)

16.   The first sentence of this section states that "Midstream Companies ***include*** companies that (i) derive at least 50% of their revenues or operating income from operating Midstream Assets or (ii) have Midstream Assets that represent a majority of their assets." (Emphasis added.) If all Midstream Companies must meet one of these two criteria, please change the word "include" in that sentence to "are". Alternatively, if certain Midstream Companies would not meet one of the two criteria, please provide a definition of Midstream Companies that includes all criteria the Fund uses to determine whether a security is issued by a "Midstream Company." Please make conforming changes in the Glossary on page ii of the prospectus.

Description of Energy Companies (Page 36)

17.   This section describes "processing" as an activity of Midstream companies, but "refining" as an activity of Downstream companies. Please explain to us the difference between processing and refining. We may have additional comments after reviewing your response.

GENERAL COMMENTS

18.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

19.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

20.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

21.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

22.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

23.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all

facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

24.   Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel